2200 Ross Avenue, Suite 2200
Dallas, Texas 75201-6776
Telephone: 214-740-8000
Fax: 214-740-8800
www.lockelord.com

Kenneth L. Betts
Direct Telephone: 214-740-8696
Direct Fax: 214-756-8696
kbetts@lockelord.com

August 8, 2011
Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Plymouth Opportunity REIT, Inc. Registration Statement on Form S-11 Filed March 24, 2011 File No. 333-173048
Dear Mr. Kluck:
     Set forth below are the responses of Plymouth Opportunity REIT, Inc. (the “Company”) to the Commission’s comment letter dated July 25, 2011 regarding Amendment No. 1 to the Company’s Registration Statement on Form S-11 (“Amendment No. 2”). To expedite your review, we are sending to you via FedEx clean and marked copies of Amendment No. 3 to the Registration Statement on Form S-11 (“Amendment No. 3”), showing the changes made to Amendment No. 2. The changes reflected in Amendment No. 3 include those made in response to the Commission’s comments, and other changes that are intended to update, clarify and render more compete the information contained therein.
     We understand that the Commission may have additional comments after reviewing Amendment No. 3 and the responses set forth below.
     For your convenience, the Commission’s comments have been repeated herein in bold font, with the Company’s responses immediately following each of the Commission’s comments. Page number references are to the marked typeset courtesy copy of the Amendment No. 2 provided to the Commission.
General
1.	We note your response to comment 4 of our letter dated June 7, 2011. We note that the document submitted as Exhibit 1.D is not legible. Please provide a legible copy of this supporting material.

In response to the Staff’s comment, we have attached another copy of Exhibit 1.D as Exhibit 1 to this letter.

August 8, 2011

Prospectus Cover Page
2.	We note your response to comment 5 of our letter dated June 7, 2011. We reissue our comment. It appears that you are only using a 9 point font size. Please note that Rule 420 of Regulation C requires text to be in at least 10 point modern type. Please revise your disclosure here accordingly and consider removing disclosure not required by Item 501 of Regulation S-K or Industry Guide 5.

In response to the Staff’s comment, we have revised the font size of the cover page of the prospectus so that it is 10 point modern type.

3.	We note your response to comment 6 of our letter dated June 7, 2011. We reissue our comment in part. We note your disclosure on page 53 that you may borrow funds to pay distributions to stockholders. Please clarify this here and in your summary risk factors. Additionally, please revise your disclosure on page 68 to clarify that you may borrow funds to pay distributions.

In response to the Staff’s comment, we have revised the disclosure on page 53 of the prospectus under the caption “We incur mortgage indebtedness and other borrowings, which increase our business risks” to delete the reference to borrowing money to pay distributions to stockholders. The Company will not borrow funds to pay distributions; accordingly, we do not believe that any of the other suggested changes to the prospectus noted in this comment are required.
Who will choose the investments you make?, page 3
4.	We note your response to comment 7 of our letter dated June 7, 2011. Please provide more detailed disclosure regarding the participation of Oxford in real estate and private equity investments. For example, please disclose the types of real estate Oxford has invested in. Please disclose whether the investments were made on behalf of Oxford or on behalf of other entities. If investments were made on behalf of other entities, please disclose who exercised investment control.

In response to the Staff’s comment, we have revised the disclosure on page 3 of prospectus under the caption “Who will choose the investments you make?” to add the requested disclosure.
What are your investment objectives?, page 3
5.	We note your response to comment 9 of our letter dated June 7, 2011. In response to our comment, you disclose that your sponsor and its affiliates may engage in other future programs and the impact this would have on your exit strategy. However, you have not addressed the impact on your exit strategy if you decide to engage in a follow-on offering. We therefore reissue our comment. We note that you do not presently intend to continue offering shares beyond 2014 based on your disclosure on page 6. However, your disclosure on page 170 and elsewhere leaves open the possibility that you may decide to engage in

August 8, 2011

future offerings. Please disclose any impact this decision could have on your proposed liquidity schedule. Additionally, please revise your disclosure on page 6 to clarify that you may decide to engage in follow-on offerings.

In response to the Staff’s comment, we respectfully note that the disclosure cited on page 170 of the prospectus (as elsewhere in the prospectus) relates to the possibility of issuing shares of the Company’s common stock in connection with the exchange of operating partnership units issued in connection with possible investments. These issuances would not be made in connection with any follow-on offering, but only in the event any limited partner in the partnership desired to own shares of the Company instead of operating partnership units. The Company has no intention of engaging in any follow-on offerings, and accordingly, we do not believe that any of the other suggested changes to the prospectus noted in this comment are required.
What is the ownership structure...?, page 12
6.	We note your response to comment 7 of our letter dated June 7, 2011. Please disclose the ownership interests in your sponsor that are held by Mr. Haley and Oxford.

In response to the Staff’s comment, we have revised the disclosure on page 12 of the prospectus under the caption “What is the ownership structure of the Company and its affiliates?” to add the requested disclosure.
What are the fees that you will pay...?, page 13
7.	We note your response to comment 11 of our letter dated June 7, 2011. Please revise your disclosure to specifically state that you will reimburse your advisor for the salaries paid to your named executive officers. Additionally, we note that your named executive officers will be devoting substantial time to other activities. Please clarify how the amount of their salaries that you will reimburse will be determined. Additionally, please clarify what the amount in the table on page 87 relates to.

In response to the Staff’s comment, we have revised the disclosure on page 87 under the caption “Reimbursement of Acquisition and Origination Expenses” and elsewhere in the prospectus where applicable to add the requested disclosure.
Common Stock Issuable Upon Occurrence of Certain Events, page 16
8.	We note your response to comment 15 of our letter dated June 7, 2011. We reissue our comment in part. Please specifically state whether shares issued pursuant to the dividend reinvestment plan are considered when determining the net proceeds of the primary offering.

In response to the Staff’s comment, we have revised the disclosure on page 16 of the prospectus under the caption “Common Stock Issuable Upon Occurrence of Certain Events” and elsewhere in the prospectus where applicable to add the requested disclosure.

August 8, 2011

Acquisition and Origination Expenses, page 16
9.	We note your response to comment 16 of our letter dated June 7, 2011. We reissue our comment in part. Please provide separate sections to address the fee that will be paid to your advisor and the fee that will be paid to your sub-advisors. Additionally, we note your disclosure that you will not pay your advisor an acquisition fee, and that this fee will only be paid to your sub-advisors. Therefore, please revise the title “Acquisition and Origination Expenses” as it relates to your advisor, to clarify that this fee actually relates solely to reimbursements.

In response to the Staff’s comment, we have revised the disclosure on page 16 of the prospectus and elsewhere in the prospectus where applicable to retile the section “Reimbursement of Acquisition and Origination Expenses” and the create a new section entitled “Sub-Advisor Acquisition Fee.”
Disposition Expenses, page 17
10.	We note your response to comment 17 of our letter dated June 7, 2011. We reissue our comment. We note that section 8.5 of your charter permits you to pay a disposition of up to 3% to an affiliate. Please disclose this in your compensation table.

In response to the Staff’s comment, we have revised the Articles of Amendment and Restatement of Plymouth Opportunity REIT, Inc. (filed as Exhibit 3.1 to Amendment No. 3) to delete the reference to the payment of a disposition fee. Accordingly, we do not believe the suggested changes to the prospectus noted in this comment are required.
Management, page 69
Sub-advisors, page 79
11.	We note your reference to Dial Equities, Inc. Please explain whether the Haley Group took over this entity. If not, please explain the purpose of referencing this entity. Additionally, please explain whether the prior performance disclosure relates to the Haley Group or whether it relates to Dial Equities.

In response to the Staff’s comment, we have revised the disclosure on page 79 of the prospectus under the caption “Sub-Advisors” to clarify the relationship between the Haley Group and Haley Associates.

12.	We note your response to comment 30 of our letter dated June 7, 2011. We reissue our comment. Considering the employees of your sub-advisors will be providing substantial assistance to you in identifying and investigating assets that you will purchase, it appears that their employees are significant. Please provide the disclosure required by Item 401(c) of Regulation S-K for the significant employees/executive officers at your sub-advisors.

August 8, 2011

In response to the Staff’s comment, we have revised the disclosure on pages 80-82 of the prospectus under the caption “Sub-Advisors” to add the requested disclosure.

13.	We note your response to comment 31 of our letter dated June 7, 2011. We note that the sub-advisors may provide property management services in addition to identifying and investigating potential assets. It therefore appears that a substantial amount of the services will be provided by the sub-advisors. Further, we note that you will not have any recourse against the sub-advisors. It is therefore still not clear what the purpose is of not entering into agreements with the entities that will be providing you advisory services. Please disclose the purpose. Additionally, please disclose how you intend to address a situation in which the sub-advisors do not provide the services that are subject to the agreement if you do not have a remedy for breach of contract under the agreement.

In response to the Staff’s comment, we have revised the disclosure on pages 79-80 of the prospectus under the caption “Sub-Advisors” to add the requested disclosure.

14.	We note your disclosure that the remedy for breach of contract by a sub-advisor is for the advisor to terminate the agreement and require an orderly transition. Please disclose whether you could also seek reimbursement of any monetary damages.

In response to the Staff’s comment, we have revised the disclosure on page 80 of the prospectus under the caption “Sub-Advisors” to add the requested disclosure.
Sub-Advisory Agreements, page 80
15.	We note your response to comment 35 of our letter dated June 7, 2011. We note that your disclosure still refers to “operationally intensive property investment opportunities.” We therefore reissue our comment. Please explain what you mean by operationally intensive property investment opportunities.

In response to the Staff’s comment, we have revised the disclosure on pages 81 and 82 of the prospectus under the caption “Sub-Advisory Agreements” to delete the reference to “operationally intensive investment properties.”
Conflicts of Interest, page 90
16.	We note that your sub-advisors are controlled by members of your sponsor. Please disclose any conflicts associated with your relationship these entities, including any incentives you had to hire the sub-advisors and any disincentives to terminate the relationship with these entities based on the relationship of Mr. Haley and Oxford to your sponsor.

In response to the Staff’s comments, we have revised the disclosure on page 95 of the prospectus to add a section entitled “Affiliated Sub-Advisors” to provide the requested disclosure.

August 8, 2011

Prior Performance Summary, page 118
17.	We note that your sub-advisor was not formed until April 2010. Please explain how the Haley Group is related to the entities that created the limited partnership, which were created prior to your sub-advisor’s formation. Please identify those affiliates. Additionally, we note your disclosure in Table III that Haley Associates does not own real estate assets directly, but instead invests in limited partnerships. Please disclose who exercises investment control for the limited partnerships. Finally, we note that the prior performance disclosure appears to be based on affiliate of an affiliate of a member of your sponsor. We note that Item 8 of Guide 5 requires prior performance disclosure of the sponsor and its affiliates. Please advise why you believe it is appropriate to provide prior performance disclosure regarding an affiliate of the Haley Group.

In response to the Staff’s comment, we have determined we should remove the prior performance tables and the prior performance history relating to the Haley Real Estate Group. Due to the ownership interests that the partners and executive officers of the Haley Real Estate Group (please see the response to Comment No. 6 above) have in Plymouth Group Real Estate, LLC, the sponsor of the Company, we believe that Haley Group Real Estate is an affiliate of the Company and Plymouth Real Estate Investors, the Company’s advisor; however, those persons will not exercise investment control over the assets ultimately acquired by the Company, and the executive officers of the Company’s advisor did not exercise investment control over the assets acquired by Haley Associates. Accordingly, upon further analysis of the ownership structures of Haley Real Estate Group and the Company and the persons exercising investment control over the assets acquired by the two different groups, we believe that Item 8 of Guide 5 would not require the prior performance of Haley Associates, an affiliate of Haley Real Estate Group, to be disclosed in the Company’s registration statement. As a result, we have deleted the disclosure under the caption “Prior Performance Summary” and under the caption “Prior Performance Tables,” including all tables set forth thereunder.
Management’s Discussion and Analysis..., page 120
18.	Please explain what you mean by your statement: “We expect to make our investments in or in respect of real estate assets located in the United States.”

In response to the Staff’s comment, we have revised the disclosure on page 118 of the prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in the prospectus where applicable to delete the reference to “or in respect of.”
Prior Performance Tables, page P-1
19.	We note your response to comment 47 of our letter dated June 7, 2011. We reissue our comment. Please revise all of the tables to distinguish between the different offerings.

August 8, 2011

As a result of our decision to remove the prior performance tables from the prospectus, we believe this comment is no longer applicable.
Table 1, page P-2
20.	We note your response to comment 48 of our letter dated June 7, 2011. We reissue our comment. Please note that all expenses of the offering should be shown as a percentage of the dollar amount raised. Please revise your table accordingly.
As a result of our decision to remove the prior performance tables from the prospectus, we believe this comment is no longer applicable.
Prior Performance Tables
Table III — Operating Results of Prior Programs, page P-5
21.	We have reviewed your revised disclosure in response to comment 49 in our letter dated June 7, 2011. You disclose that the limited partnerships account for investments by Haley Associates Limited Partnership (“Haley”) as equity. Please clarify how Haley accounts for these investments (i.e., consolidation, equity method accounting, etc.), and tell us the basis in GAAP for the accounting method.

As a result of our decision to remove the prior performance tables from the prospectus, we believe this comment is no longer applicable.

22.	We have reviewed your revised disclosure in response to comment 50 in our letter dated June 7, 2011. We note that the total of cash distributions to investors exceeds the sum of the three components. Please revise or explain why the amounts do not reconcile.

As a result of our decision to remove the prior performance tables from the prospectus, we believe this comment is no longer applicable.

August 8, 2011

Exhibit 5.1
23.	We note your response to comment 53 of our letter dated June 7, 2011. Please have counsel revise the opinion to clarify that the limitation to Maryland General Corporation Law includes the statutory provisions and reported judicial interpretations of the applicable provisions of the Maryland Constitution and the Maryland General Corporation Law.

In response to the Staff’s comment, we have revised Exhibit 5.1 to add the requested language.

Sincerely,
/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Rochelle K. Plesset Office of Chief Counsel Division of Investment Management Jeffrey E. Witherell Bryan L. Goolsby, Esq.

Exhibit 1